December 11, 2009

Mr. Hugh West

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4720

100 F Street, NE

Washington, DC 20549

RE:	Bank of America Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 27, 2009

Form 10-Q for the Period Ended June 30, 2009

Filed August 7, 2009

Dear Mr. West:

We have received and reviewed your letter dated November 24, 2009. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the fiscal year ended December 31, 2008

Note 10 – Goodwill and Intangible Assets, page 142

1.	We note your response to prior comment four where you indicate that you will provide future disclosure (regarding your presentation of fair value as a percentage of carrying value by reporting unit) at least annually for all reporting units and more frequently for reporting units for which a Step 2 analysis is performed. Considering the significance and relevance to potential for impairment charges in the future, we believe the related disclosures should be provided on a more frequent basis when necessary, for example, whenever a triggering event occurs and a Step 1 impairment analysis is performed for the reporting unit.

Response:	We will provide the fair value as a percentage of the carrying value by reporting unit when reporting units are tested for impairment. This information will be provided within MD&A in conjunction with our annual impairment test for all reporting units and on a more frequent basis when necessary, including whenever a trigger event occurs and a Step 1 analysis is performed for a reporting unit.

Form 10-Q for the period ended June 30, 2009

Note 8 – Securitizations

Credit Card Securitizations, page 36

2.	We note you exchanged loans for a Class D security with a stated interest rate of zero percent. Please respond to the following:

•

Tell us whether you gave up your right to receive interest income on the loans exchanged, and if so, whether any loss was recorded upon the exchange. If no loss was recorded upon the exchange, tell us why not, and as part of your response tell us how the guidance in ASC 835-30 (APB 21) was considered.

Response:

Beneficial interests in the credit card trust are divided into the seller’s interest and the investors’ interest, each of which represents an undivided interest in the Trust’s loans. The seller’s interest is not certificated and is recorded within “Loans and Leases” on the Corporation’s balance sheet. All Trust collections are divided between the seller’s and investors’ interests based on their relative percentage ownership of the Trust. The investors’ interest is then tranched into different classes of securities, some of which are owned by the Corporation. The residual interest is owned entirely by the Corporation. The Class D securities (collectively the “Class D”) exist to support the Class A, B, and C notes. It matures and pays down to the extent that the aggregate principal amount of the more senior trust securities decreases, and will completely amortize when all the more senior trust securities have matured.

The issuance of the Class D was effected through the transfer of, and certification into security form of, a portion of the Corporation’s seller’s interest. Upon this transfer, the Corporation has given up neither its right to the interest income nor the principal on the Trust’s loans allocable to that portion of the seller’s interest that is now the Class D; rather, the Corporation’s right to that interest income as well as the principal on the Trust’s loans has become subordinated to all other investors’ interests.

Although there was a transfer of financial assets, a sale was not recognized by the Corporation as the sale criteria of Accounting Standards Codification (“ASC”) 860-10-40-5 (paragraph 9 of SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities (“SFAS 140”)), was not met. The Corporation did not receive any proceeds in the exchange other than a beneficial interest in the financial assets transferred (i.e., the Class D). No gain or loss was recorded upon the exchange in accordance with ASC 860-10-55-44 (paragraph 79 of SFAS 140).

Before the issuance of the Class D, the Corporation, through its seller’s interest, owned a percentage interest in each loan in the Trust, and after the transfer, the Corporation still has the same percentage interest in each loan but a portion of that interest has now become subordinated. Because the Class D was created through the subordination of a portion of the seller’s interest with no new proceeds, it was initially accounted for at the seller’s interest carry-over basis (seller’s interest percentage of the par amount of loans in the Trust, less the allowance for loan losses). Because the Corporation expects to receive par at maturity of the security, the Class D will accrete to par over the life of the security through interest income subject to the accounting guidance prescribed in ASC 325-40-35-1 (Emerging Issues Task Force Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets). ASC 835-30 (APB 21) was not considered in this analysis as we believe the accounting literature referred to above is the appropriate accounting guidance for transfers of beneficial interests and the subsequent accounting for these interests.

•	Tell us the effective interest rate you are using to measure the Class D security for impairment. To the extent that you are using an interest rate of zero, tell us why this is appropriate.

Response:

In evaluating the Class D for impairment, fair value of the Class D is calculated by discounting the expected future cash flows to be received through the maturity date of the Class D (“discounted cash flow approach”). At June 30, 2009, an effective interest rate of 19% was utilized in the fair value calculation. We believe that this rate is a reasonable proxy of what a market participant would require for a comparable security with a similar risk profile.

Because the fair value of the Class D is less than its amortized cost basis, we assess the security on at least a quarterly basis to determine whether it is other than temporarily impaired. At June 30, 2009, we concluded an other-than-temporary impairment did not exist based on evaluation of impairment guidance in ASC 320-10-35 (FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments). Specifically, since we had no intent to sell the Class D, we determined that we would not be required to sell the security before the recovery of its amortized cost basis and because there had been no decrease in the cash flows expected to be collected (e.g., we expect to collect all amounts due according to the contractual terms of the security), we concluded that an other-than-temporary impairment did not exist related to the Class D.

•	Tell us why the fair value of the Class D security was so much less than the carrying amount of the security.

Response:	The fair value of the Class D, as noted above, is calculated by using the discounted cash flow approach. The difference between carrying value and fair value for the Class D at June 30, 2009 is primarily due to the discounting of the expected future cash flows at 19% with the last Class D maturing in 2019.

3.	We note you transferred “discount receivables” to the trust, which had the effect of increasing the yield in the trust. Please tell us the following:

•	Tell us the terms of the loans transferred to the trust under the discount option and tell us whether there was anything else you received in the exchange.

Response:	The discount option election refers to specifying a portion of new principal receivables arising in the Trust, either through Trust purchases of principal receivables that the Corporation transfers under its forward commitment or through routine account additions, that when collected will be deemed “finance charges.” The discount option election does not impact receivables or collections of those receivables that are already in the Trust prior to the date of election. In addition, the discount option election does not impact the terms of the loans to the customers (i.e., the cardholder is not impacted). The election of the discount option, in and of itself, is not a transfer of loans to the Trust. Accordingly, there was no exchange upon making this election.

•	Tell us how the rights to the cash flows under the “discount receivables” compare to the loan cash flows transferred to the trust.

Response:

There are two types of cash flows in the Trust resulting from collections on finance charge receivables[1] and on principal receivables[2]. The election of the discount option results in the subordination of the portion of the seller’s interest cash flows designated from the principal receivables so that those cash flows will be treated as finance charge collections and available to pay obligations of the finance charge waterfall in the month collected. Accordingly, the rights to the cash flows under the discount option receivables have only changed as a result of the subordination of the cash flows from the portion of the seller’s interest designated as discount option receivables. If the collections on the discount option receivables are not utilized to pay investors, they are returned to the Corporation through its ownership of the residual interests of the Trust.

•	Tell us how you account for the “discount receivables.”

Response:	As noted above, the substance of the discount option election is that a portion of the seller’s interest has been subordinated. As there was no new transfer upon making the election, we believe the subordinated seller’s interest should continue to reflect the carry-over basis of the loans. On at least a quarterly basis the Corporation assesses whether it will incur a loss on the subordinated seller’s interest by assessing whether collections in the Trust, absent the collections on the discount option receivables, are sufficient to meet the Trust’s obligations. See further discussion below on the Corporation’s review of the subordinated seller’s interest for impairment.

[1]	Finance charge receivable refers to any receivable that is a period finance charge or fee-related, i.e. cash advance fee, late fee, etc.
[2]	Principal receivable refers to any receivable other than a finance charge receivable or a receivable in a defaulted account.

•	Tell us whether there was any gain or loss recognized on the discount option exchange. If not, please explain why.

Response:	As noted above, there is no transfer of assets or receipt of proceeds to be accounted for at the date of the discount option election. However, since a portion of the seller’s interest becomes subordinated under the election, there is potential that even though principal may be collected from the underlying cardholder, it may be utilized by the Trust to pay its obligations to investors in the finance charge waterfall. This would occur if finance charge collections, before considering the discount option receivables collections, are insufficient to pay the Trust’s obligations. Conversely, if such finance charge collections are sufficient to pay the Trust’s obligations, then the discount option receivables collections will be returned to the Corporation through the monthly return of residual cash flows. On at least a quarterly basis, the Corporation assesses the likelihood and extent of discount option receivables collections being “used” by the Trust and not returned to the Corporation by forecasting the Trust’s cash flows before the impact of the discount option receivables collection. Under ASC 450-20 (SFAS No. 5, Accounting for Contingencies), if the Corporation concludes that any of the discount option receivables collections will not be returned to the Corporation, the subordinated seller’s interest would be considered impaired and a loss would be recorded. To date, our forecasts have indicated that the subordinated seller’s interest is not impaired. Therefore, no contingency losses have been recognized to date.

We believe the foregoing is responsive to the questions raised by the Staff. Further, we have reviewed the responses with our independent public accounts, PricewaterhouseCoopers LLP.

The adequacy and accuracy of the disclosure in the filings is the responsibility of the Corporation. The Corporation acknowledges to the Securities and Exchange Commission (SEC) that Staff comments or changes in disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. The Corporation also acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings may not be asserted as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information, please call Mr. Randy Shearer, Financial Reporting and Policy Executive, at (980) 388-8433 or me at (980) 387-4997.

Sincerely,

/s/ John M. James
John M. James Corporate Controller

cc:	Joe L. Price, Chief Financial Officer
Edward P. O’Keefe, General Counsel
Neil Cotty, Chief Accounting Officer
Thomas Pirolo, Partner, PricewaterhouseCoopers LLP